Filed Pursuant to Rule 424(b)(2)
Registration File No.: 333-102346

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 2, 2003

6,510,992 Shares

American Axle & Manufacturing
Holdings, Inc.

Common Stock

The selling stockholders are selling to the underwriter the 6,510,992 shares of common stock at a price of $38.36 per share. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol "AXL". The closing price on the New York Stock Exchange on December 2, 2003 was $39.75 per share.

Investing in our common stock involves risks. See "Risk Factors" on page 5 of the accompanying prospectus.

The underwriter proposes to offer the 6,510,992 shares of common stock from time to time for sale in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Delivery of the shares of common stock will be made on or about December 8, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

The date of this prospectus supplement is December 2, 2003.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the common stock. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

Unless stated otherwise, references in this prospectus supplement and the accompanying prospectus to "AAM," "we," "us," or "our" refer to American Axle & Manufacturing Holdings, Inc. a Delaware corporation, and its subsidiaries and predecessors, collectively.

SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock by the selling stockholders and their affiliates as of December 2, 2003. Unless otherwise indicated, we believe that the beneficial owner has sole voting and investment power over such shares. We are parties to a stockholders' agreement with Blackstone, Mr. Dauch and certain other stockholders. As a result of this offering, the stockholders' agreement will terminate in its entirety, including provisions related to demand and piggy-back registration rights as well as other registration related matters related to the registration and sale of the stockholders' common stock. Percentage ownership in the table below assumes the exercise of options to purchase 1,412,579 shares that were granted prior to our initial public offering and that are currently exercisable or will become exercisable within 60 days hereof, which shares are included in the calculations below.

Name of Beneficial Owner	Number of Shares Currently Owned	Percentage of Total Voting Power Prior to Offering	Number of Shares to be Sold	Number of Shares to be Owned After Offering	Percentage of Total Voting Power After Offering
Blackstone (1)	6,510,992	11.9%	6,510,992	0	0%

(1)	6,510,992 shares, or 11.9% (before the offering), of the outstanding shares are held collectively by Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P. and Blackstone Family Investment Partnership II L.P. (collectively, "Blackstone"). Blackstone Management Associates II L.L.C. ("BMA") is the general partner of each of such entities. BMA's business address is 345 Park Avenue, 31st Floor, New York, New York 10154. Messrs. Robert L. Friedman and Bret D. Pearlman who are on our Board of Directors are each members of BMA, which has investment and voting control over the shares owned by Blackstone. Each of such persons disclaims beneficial ownership of such shares. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA and as such may be deemed to share beneficial ownership of the shares owned by Blackstone.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated December 2, 2003, the selling stockholders will sell to Credit Suisse First Boston LLC, the underwriter, the 6,510,992 shares of common stock offered hereby.

The underwriter will offer the 6,510,992 shares of common stock for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of those methods of sale, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The underwriter may do so by selling the 6,510,992 shares of common stock to or through broker/dealers, who may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriter and/or the purchasers of the 6,510,992 shares of common stock for whom they may act as agents. In connection with the sale of the 6,510,992 shares of common stock, the underwriter may be deemed to have received compensation from the selling stockholders in the form of underwriting discounts, and the underwriter may also receive commissions from the purchasers of the 6,510,992 shares of common stock for whom it may act as agent. The underwriter and any broker/dealers that participate with the underwriter in the distribution of the 6,510,992 shares of common stock may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the 6,510,992 shares of common stock by them may be deemed to be underwriting discounts or commissions.

The underwriter is purchasing the 6,510,992 shares of common stock from the selling stockholders at $38.36 per share (representing $249,761,653 aggregate proceeds to the selling stockholders). The underwriting agreement provides that the underwriter is obligated to purchase all the 6,510,992 shares of common stock if any are purchased.

We, the selling stockholders and Mr. Dauch have agreed, except in limited circumstances, not to sell or transfer any shares of our common stock for 60 days and our other directors and executive officers have agreed, except in limited circumstances, not to sell or transfer any shares of our common stock for 45 days, after the date of this prospectus supplement, without first obtaining the written consent of Credit Suisse First Boston. Specifically, we, the selling stockholders and these other individuals have agreed not to directly or indirectly:

▪	offer, pledge, sell or contract to sell any shares of our common stock,
▪	sell any option or contract to purchase any shares of our common stock,
▪	purchase any option or contract to sell any shares of our common stock,
▪	grant any option, right or warrant for the sale of any shares of our common stock,
▪	lend or otherwise dispose of or transfer any shares of our common stock,
▪	request or demand that we file a registration statement related to our common stock, or
▪	enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

This lockup provision applies to shares of our common stock and to securities convertible into, or exchangeable or exercisable for, or repayable with, shares of our common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Currently, our executive officers, including Richard E. Dauch, own approximately 10,000,000 shares of our common stock, including shares issuable under options that are currently exercisable or will become exercisable within 60 days of the date of this prospectus supplement. Following the expiration of these lock-up agreements, these shares will be freely tradable, subject to restrictions imposed on affiliates under Rule 144 of the Securities Act.

We and the selling stockholders have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.

The underwriter and its affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received or will receive customary fees.

In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the web sites maintained by the underwriter, or selling group members, if any, participating in this offering and the underwriter will distribute prospectuses electronically. The underwriter may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders, and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement and the accompanying prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus supplement or the prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause off action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable of later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions,

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

PROSPECTUS

14,010,992 Shares

American Axle & Manufacturing
Holdings, Inc.

Common Stock

The selling stockholders identified in this prospectus may offer from time to time all of the shares to be sold in the offering. We are not selling any shares of common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section titled "Plan of Distribution" on page 11.

Investing in our common stock involves risks that are described in the "Risk Factors" section on page 5 of this prospectus.

At the time a particular offer of shares is made, we will, if required, set forth the terms of the offering in a supplement to this prospectus.

The shares trade on the New York Stock Exchange under the symbol "AXL." The closing price on the New York Stock Exchange on December 2, 2003 was $39.75 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 2, 2003.

ABOUT THIS PROSPECTUS

You should rely on the information incorporated by reference or contained in this prospectus or any supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any supplement. The selling stockholders are offering their 6,510,992 shares of common stock. The selling stockholders will not make an offer of the shares of common stock in any state where the offer is not permitted. We will not receive any proceeds from the sale of shares by the selling stockholders. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

This preliminary prospectus is subject to completion prior to this offering. Among other things, this preliminary prospectus describes our company as we currently exist.

As used in this prospectus, except as otherwise indicated, references to "AAM," "the company," "we," "our" or "us" mean American Axle & Manufacturing Holdings, Inc. and its subsidiaries and predecessors, collectively.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement filed with the SEC. The registration statement contains additional information and exhibits not included in this prospectus and refers to documents that are filed as exhibits to other SEC filings. We also file annual, quarterly and current reports, proxy statements and other information with the SEC.

You can call the SEC's toll-free number at 1-800-SEC-0330 for further information. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies like ours that file with the SEC electronically. The documents can be found by searching the EDGAR archives at the SEC's website or can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings, and other information about us, may also be obtained from our website at www.aam.com, although information on our website does not constitute a part of this prospectus.

We have elected to "incorporate by reference" certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus.

We incorporate by reference:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 21, 2003, including the information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2003 Annual Meeting of Shareholders, also filed with the SEC on March 21, 2003;
•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2003 filed with the SEC on November 4, 2003;
•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2003 filed with the SEC on August 1, 2003;
•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC on May 12, 2003;
•	Our current reports on Form 8-K filed with the SEC on May 2, 2003, July 24, 2003, September 19, 2003, October 3, 2003 and October 30, 2003; and
•	The description of our common stock contained in our registration statement on Form S-1/A filed with the SEC on January 28, 1999, including any amendments or reports filed for the purpose of updating such description.

We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date of the completion of any offering made pursuant to this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may obtain copies of these documents from us without charge by writing or telephoning us at:

American Axle & Manufacturing Holdings, Inc.
Attention: Investor Relations
1840 Holbrook Avenue
Detroit, Michigan 48212-3488
Telephone Number: (313) 758-4823

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data for each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998 have been derived from our audited consolidated financial statements. The selected consolidated financial data for the nine months ended September 30, 2003 and 2002 have been derived from our unaudited consolidated financial statements and include all adjustments we consider necessary for a fair presentation. This data should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in this prospectus. See "Where You Can Find Additional Information."

	Nine months ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(In millions, except per share data)
Statements of income data:
Net sales	$2,756.6	$2,569.2	$3,480.2	$3,107.2	$3,069.5	$2,953.1	$2,040.6
Net income	$143.7	$123.9	$176.1	$114.9	$129.2	$115.6	$3.5
Diluted earnings per share	$2.71	$2.39	$3.38	$2.36	$2.60	$2.34	$0.08
Balance sheet data:
Total assets	$2,458.5	$2,406.4	$2,335.7	$2,160.9	$1,902.5	$1,673.2	$1,223.9
Total long-term debt	$572.8	$823.0	$734.1	$878.2	$817.1	$774.9	$693.4

We adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. Under FASB Statement No. 142, we no longer amortize goodwill. Instead, we will periodically evaluate goodwill and any other acquired intangible assets for impairment.

The following sets forth a reconciliation of net income and earnings per share information for the years ended December 31, 2002, 2001, and 2000 as if the non-amortization provisions of FASB Statement No. 142 had been applied.

	Year Ended December 31,
	2002	2001	2000
	(In millions, except per share data)
Reported net income	$176.1	$114.9	$129.2
Add: Goodwill amortization, net of tax	—	2.5	2.7
Adjusted net income	$176.1	$117.4	$131.9
Basic earnings per share, as reported	$3.62	$2.55	$2.79
Basic earnings per share, as adjusted	$3.62	$2.60	$2.85
Diluted earnings per share, as reported	$3.38	$2.36	$2.60
Diluted earnings per share, as adjusted	$3.38	$2.41	$2.65

RISK FACTORS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The terms "expect", "anticipate", "intend", "project" and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this prospectus. The statements are based on current expectations, are inherently uncertain, are subject to risks, and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, certain of which are described below. It is not possible to foresee or identify all such factors. We make no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

Our operations are linked to domestic automotive production, and a decrease in consumer demand, tighter government regulations or increased costs could negatively impact our operations.

Our operations are cyclical because they are directly related to domestic automotive production, which is itself cyclical and dependent on general economic conditions and other factors. Sales of axles and related driveline components for light trucks and sport-utility vehicles, or "SUVs" represented over 90% of our sales for the nine months ended September 30, 2003 and of our sales in 2002. There can be no assurance that positive trends in sales of these vehicles, or that the increasing penetration of four-wheel drives/all-wheel drives, or "4WD/AWDs", as a percentage of these vehicles, will continue. A decrease in consumer demand for the models that generate the most sales for us, our failure to obtain sales orders for new or redesigned models or pricing pressure from our customers or competitors could have a material adverse effect on our business. Disruptions in the availability of fuel or government regulations, including those relating to Corporate Average Fuel Economy regulations, could impact vehicle mix and volume, which could also adversely affect the demand for our existing products.

The prices of the raw materials needed for our products may increase due to competitive factors or government regulations and we may be unable to pass these raw material price increases to our customers. In addition, we sell most of our products under long-term contracts with prices established at the time the contracts were entered into. There is substantial and continuing pressure from our key customers, the major automotive companies, to reduce the number of outside suppliers and reduce costs. We believe that our ability to control costs, achieve productivity improvements and develop new products will be essential to remain competitive. There can be no assurance that we will be able to improve or maintain our profitability on product sales.

The loss of, or a significant reduction in, purchases of our products by GM, DaimlerChrysler or other customers could adversely affect our business.

We are the principal supplier of driveline components to General Motors Corporation ("GM") for its rear-wheel drive, or "RWD", light trucks and SUVs manufactured in North America, supplying substantially all of GM's rear axle and front 4WD/AWD axle requirements for these vehicle platforms. We sell products to GM under lifetime program contracts, or "LPCs", which have terms equal to the lives of the relevant vehicle programs or their respective derivatives of typically 6 to 12 years. The LPCs establish pricing for products sold to GM and require us to remain competitive with respect to technology, design and quality. Substantially all of our sales to GM are made pursuant to the LPCs. Sales to GM were approximately 82% of our total sales for the first three quarters of 2003, 86% of our total sales in 2002, 87% in 2001 and 85% in 2000. We will have to compete for future GM business upon the termination of the LPCs or our component supply agreement, or "CSA", with GM. There can be no assurance that we will remain competitive with respect to technology, design and quality to GM's reasonable satisfaction. Pricing negotiated with GM in future agreements may be more or less favorable than the LPCs and other currently applicable agreements. If we lose any significant portion of our sales to GM, or if GM significantly reduces its production of light trucks or SUVs, it would have a material adverse effect on our results of operations and financial condition. Disputes arising from any current or future agreements between us and GM could have a material adverse impact on our relations and our results of operations or financial condition. In addition, DaimlerChrysler is expected to account for approximately 10% of our sales for 2003 and represents a significant portion of our non-GM business, and if we lose a significant portion of our sales to DaimlerChrysler it would have a material adverse effect on our results of operations and financial condition.

Future work stoppages at GM or DaimlerChrysler could adversely affect our financial condition, results of operations and the conduct of our business.

Because GM accounts for approximately 82% of our sales, future work stoppages at GM could materially and adversely affect our financial condition, results of operations and the conduct of our business. Over the past five years, there have been labor strikes against GM which have resulted in work stoppages at GM. We estimate that the work stoppage at GM during June and July of 1998 resulted in lost sales to us of approximately $188 million and lost operating income (including related start-up inefficiencies in our operations in August 1998) of approximately $71.2 million. We also estimate that work stoppages at GM resulted in lost sales to us of approximately $95 million in 1996 and $60 million in 1997. In addition, DaimlerChrysler is expected to account for approximately 10% of our sales in year 2003 and represents a significant portion of our non-GM business that could also be adversely affected by future work stoppages.

Our business could be negatively impacted if we fail to maintain satisfactory labor relations.

Although we believe our relations with our unions are positive, there can be no assurance that future issues with our labor unions will be resolved favorably or that we will not experience a work stoppage which could adversely affect our business. Since we commenced operations in 1994, we have not experienced any strikes. Our current national collective bargaining agreement with the United Automobile, Aerospace and Agricultural Workers of America, or "UAW", runs through February 25, 2004 and our collective bargaining agreement with the International Association of Machinists runs through May 5, 2004. Associates at our MSP Industries Corporation, or "MSP", subsidiary and our Colfor Manufacturing Inc., or "Colfor", subsidiary are also represented by the UAW under collective bargaining agreements that expire in 2005. In addition, associates at our Albion Automotive (Holdings) Limited, or "Albion", subsidiary in Scotland are represented by labor unions under various collective bargaining agreements that expire in 2004, certain of which may be terminated upon six-months' notice. Associates at our Guanajuato, Mexico facilities and our Brazilian majority-owned facility are represented by labor unions that are subject to collective bargaining agreements that expire annually.

Blackstone currently has significant influence on all stockholder votes and may have interests that are different from other owners of our common stock.

Upon the sale of all shares offered hereunder, Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates would no longer be beneficial holders of our common stock. Blackstone's interest may differ from the interests of other owners of our common stock. While Blackstone's representatives remain on our board of directors, Blackstone could have significant influence on matters submitted to our stockholders, including proposals regarding:

•	any merger, consolidation or sale of all or substantially all of our assets,
•	the election of members of our board of directors and
•	preventing or causing a change of control of our company.

We have substantial leverage, which could restrict our growth, place us at a competitive disadvantage or otherwise impair our ability to conduct our business.

Our ability to satisfy our debt obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control. We have incurred substantial indebtedness, principally in connection with our recapitalization in 1997. As of September 30, 2003, we had approximately $572.8 million of outstanding long-term indebtedness under our outstanding senior subordinated notes, our senior secured bank credit facilities, our receivables financing facility and other capital lease and debt obligations. At September 30, 2003, we had approximately $887.0 million of stockholders' equity.

The degree to which we are leveraged could have important consequences, including the following:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, research and development, acquisitions or general corporate purposes may be impaired;
•	a substantial portion of our cash flow from operations must be dedicated to the payment of interest on our existing indebtedness, thereby reducing the funds available to us for other purposes;
•	our operations are restricted by the agreements governing our long-term indebtedness which contain certain financial and operating covenants;
•	indebtedness under our credit facilities is at variable rates of interest, and therefore we are vulnerable to increases in interest rates;
•	all of the indebtedness outstanding under the credit facilities is secured by substantially all of our assets; and
•	our substantial degree of leverage could make us more vulnerable in the event of a downturn in general economic conditions or in our business.

We believe, based on current circumstances, that our cash flow, together with available borrowings under the credit facilities, will be sufficient to permit us to meet our operating expenses and to service our debt requirements. Significant assumptions underlie this belief, including, among other things, that we will succeed in implementing our business and growth strategies and there will be no material adverse developments in our business, liquidity or capital requirements. Past work stoppages at GM have had a significant adverse impact on our results of operations and liquidity and have contributed to an increase in our leverage. Future work stoppages at GM or DaimlerChrysler could have a significant adverse impact on our results of operations and liquidity and could contribute to an increase in our leverage in the future. In addition, the consummation of future acquisitions could also increase our leverage.

We are subject to restrictive covenants in the agreements governing our indebtedness.

The agreements governing our indebtedness include certain covenants that restrict, among other things:

•	the incurrence of additional indebtedness, certain convertible or mandatorily redeemable securities and preferred stock;
•	the payment of dividends on, and redemption of, capital stock and the redemption of indebtedness that is subordinate in right of payment to our senior subordinated notes;
•	certain other restricted payments;
•	certain sales of assets;
•	certain transactions with affiliates;
•	the creation of certain liens; and
•	consolidations, mergers, and transfers of all or substantially all of our assets.

The debt agreements also contain other and more restrictive covenants and prohibit us from prepaying certain indebtedness. The debt agreements also require us to comply with financial covenants relating to interest coverage, leverage, retained earnings and capital expenditures. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and there can be no assurance that we will meet those tests. A breach of any of these covenants, ratios or tests could result in default under our debt agreements.

We are currently in compliance with the covenants and restrictions contained in our debt agreements. However, our ability to continue to comply may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In addition, upon the occurrence of an event of default under the debt agreements, the lenders could elect to declare all amounts outstanding under the debt agreements, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness.

We and our customers may not be able to timely or successfully launch new product programs.

Our customers are preparing to launch new product programs for which we will supply newly developed axles and other driveline components. Certain of these program launches will require substantial capital investments by us.

Although we do not currently anticipate any problems completing such new product program launch activities in time for the start of production, there can be no assurance that we will be able to install and certify the equipment needed to produce products for these new product programs in time for the start of production. There can be no assurance that the transitioning of our manufacturing facilities and resources to full production under these new product programs, or any other future product programs, will not impact production rates or other operational efficiency measures at our facilities. In addition, there can be no assurance that our customers will execute the launch of these product programs, or any additional future product program for which we will supply products, on schedule.

We face substantial competition and our competitors may have superior resources, which could place us at a competitive disadvantage.

The original equipment manufacturer supply industry is highly competitive with a number of other manufacturers that produce competitive products. Quality, delivery and price, as well as technological innovation, are the primary elements of competition. There can be no assurance that our products will compete successfully with those of our competitors. These competitors include driveline component manufacturing facilities of existing original equipment manufacturers, as well as independent domestic and international suppliers. Certain competitors are more diversified and have greater access to financial resources. There can be no assurance that our business will not be adversely affected by increased competition, or that we will be able to maintain our profitability, if the competitive environment changes.

Our ability to operate effectively could be impaired if we lose key personnel or fail to attract and retain associates.

Our success will depend, in part, on the efforts of our executive officers and other key associates, including Richard E. Dauch, Co-Founder, Chairman of the Board and Chief Executive Officer. In addition, our future success will depend on, among other factors, our ability to continue to attract and retain qualified personnel. We do not have "key man" life insurance on any of our associates other than Mr. Dauch. The loss of the services of key associates or the failure to attract or retain associates could have a material adverse effect on our financial condition and results of operations.

We are subject to risks and costs associated with non-compliance with environmental regulations.

Our operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our operations and facilities have been and are being operated in compliance, in all material respects, with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The operation of automotive parts manufacturing plants entails risks in these areas, however, and there can be no assurance that we will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

We depend on a limited number of suppliers for some key components and materials in our products, which makes us susceptible to supply shortages or price fluctuations that could adversely affect our business.

We have initiated a policy of strengthening our supplier relationships by concentrating our productive material purchases with a limited number of suppliers. We believe that this policy contributes to quality and cost control and increases our suppliers' commitments to us. We rely upon, and expect to continue to rely upon, single source suppliers for certain critical components that are not readily available in sufficient volume from other sources. There can be no assurance that the suppliers of these productive materials will be able to meet our future needs on a timely basis, or be willing to continue to be suppliers to us, or that a disruption in a supplier's business would not disrupt the supply of productive materials that could not easily be replaced.

Our international operations are exposed to various risks which could have a material adverse effect on our results of operations and financial condition.

We have operating facilities and conduct a significant portion of our business outside of the United States, including Mexico, Brazil and the United Kingdom, and may in the future expand into additional markets. Our international operations expose us to risks from changes in the political, economic and financial environments in other countries, including fluctuations in exchange rates, political instability (including hostilities) in the major markets where we procure materials, components, and supplies for the production of our principal products or where our products are produced, distributed or sold, changes in foreign laws and regulations and in trade policies, import and export restrictions and tariffs, taxes and exchange controls. Any one of these factors could have an adverse effect on our continuity of business, results of operations and financial condition. In addition, our consolidated financial results are denominated in U.S. dollars and require translation adjustments for purposes of reporting results from, and the financial condition of, our non-U.S. operations. Such adjustments may be significant from time to time.

Anti-takeover provisions may delay or prevent changes in control or deter a third party from acquiring us, limiting our stockholders' ability to profit from such a transaction.

On September 15, 2003, we adopted a stockholder rights plan that entitles each outstanding common share to one preferred share purchase right. Each right entitles the registered holder to purchase one-thousandth of a share of series A junior participating preferred stock, par value $.01 per share ("Series A Preferred Stock") at $120 per one-thousandth of a share. This authority to issue preferred stock, and our stockholder rights plan, could each have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 could have the effect of delaying or preventing a change in control of us. Section 203, the stockholder rights plan, and certain provisions of our certificate of incorporation, our bylaws and Delaware corporate law, may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

The price of our stock is subject to volatility, which may make it more difficult to realize a gain on your investment in our common stock.

Various factors, such as general economic conditions and changes or volatility in the financial markets, announcements or significant developments with respect to the automotive industry, actual or anticipated variations in our quarterly or annual financial results, the introduction of new products or technologies by us or competitors, changes in other conditions or trends in our industry or in the markets of any of our significant customers, changes in governmental regulation or changes in securities analysts' estimates of our future performance or that of our competitors or our industry, could cause the market price of our common stock to fluctuate substantially.

Our stock price may be affected if additional shares are sold.

Future sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices and the price of our common stock and could impair our ability to raise capital through future sales of our equity securities. Apart from any shares subject to lock-up agreements, all of the shares sold in this offering will be freely tradeable without restriction under the Securities Act, unless purchased by our affiliates.

USE OF PROCEEDS

All net proceeds from the sale of the shares of our common stock offered in this prospectus will go to the selling stockholders. We will not be selling shares or receiving proceeds from this offering.

PRICE RANGE OF COMMON STOCK

Our common stock has been trading publicly on the New York Stock Exchange under the symbol "AXL" since January 29, 1999. The table below sets forth the range of quarterly high and low closing sales prices for our common stock on the New York Stock Exchange during the calendar quarters indicated.

	High	Low
2001
First Quarter	$11.55	$7.75
Second Quarter	17.00	8.85
Third Quarter	22.25	10.03
Fourth Quarter	21.79	12.06
2002
First Quarter	$30.05	$20.26
Second Quarter	36.19	25.95
Third Quarter	31.00	21.00
Fourth Quarter	24.86	20.45
2003
First Quarter	$25.79	$19.50
Second Quarter	25.65	21.24
Third Quarter	33.17	24.05
Fourth Quarter (through December 2, 2003)	40.00	30.47

On December 2, 2003, the closing sale price of our common stock on the New York Stock Exchange was $39.75 per share. As of October 27 , 2003, there were approximately 463 stockholders of record of our common stock.

DIVIDEND POLICY

We have not paid any cash dividends since our recapitalization in 1997. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our bank credit facilities and senior subordinated notes restrict us from paying cash dividends on shares of our capital stock.

SELLING STOCKHOLDERS

The table below sets forth, as of December 2, 2003, certain information with respect to the beneficial ownership of our common stock by the selling stockholders. Unless otherwise indicated, we believe that the beneficial owner has sole voting and investment power over such shares. We are parties to a stockholders' agreement with Blackstone, Mr. Dauch and certain other stockholders. As a result of this offering, the stockholders' agreement will terminate in its entirety, including provisions related to demand and piggy-back registration rights as well as other registration related matters related to the registration and sale of the stockholders' common stock. Percentage ownership in the table below assumes the exercise of options to purchase 1,412,579 shares that were granted prior to our initial public offering and that are currently exercisable or will become exercisable within 60 days from the date hereof, which shares are included in the calculations below. The table below also assumes that all shares of common stock covered by this prospectus are sold in the offering.

Name of Beneficial Owner	Number of Shares Currently Owned	Percentage of Total Voting Power Prior to Offering	Number of Shares to be Sold	Number of Shares to be Owned After Offering	Percentage of Total Voting Power After Offering
Blackstone (1)	6,510,992	11.9%	6,510,992	0	0%

(1)	6,510,992 shares, or 11.9% (before the offering), of the outstanding shares are held collectively by Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P. and Blackstone Family Investment Partnership II L.P. (collectively, "Blackstone"). Blackstone Management Associates II L.L.C. ("BMA") is the general partner of each of such entities. BMA's business address is 345 Park Avenue, 31st Floor, New York, New York 10154. Messrs. Robert L. Friedman and Bret D. Pearlman who are on our Board of Directors are each members of BMA, which has investment and voting control over the shares owned by Blackstone. Each of such persons disclaims beneficial ownership of such shares. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA and as such may be deemed to share beneficial ownership of the shares owned by Blackstone.

Transactions with Selling Stockholders

In connection with a leveraged recapitalization transaction in 1997 through which Blackstone acquired a majority ownership interest, we entered into an agreement, which was amended in 2001, pursuant to which Blackstone provides certain advisory and consulting services to us. We incurred costs of $1.6 million for the nine months ended September 30, 2003 and, $2.0 million, $4.0 million and $4.6 million for such services provided by Blackstone in 2002, 2001 and 2000, respectively.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock on behalf of the selling stockholders. The selling stockholders may offer their shares of our common stock at various times in one or more of the following transactions (which may include block transactions):

•	on the New York Stock Exchange,
•	in private transactions other than on the New York Stock Exchange,
•	to one or more underwriters for public offering and sale by them, or
•	in a combination of any of the other three transactions listed here.

The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents (which discounts or commissions from the selling stockholders or such purchasers will not exceed those customary in the type of transactions involved). Any broker-dealers that participate with the selling stockholders in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions or discounts received by such broker-dealers and any profit on the resale of the common stock by such broker-dealers might be deemed to be underwriting discounts and commissions under such act.

Upon being notified by the selling stockholders that any material arrangement has been entered into with a broker or dealer for the sale of the common stock through a secondary distribution, or a purchase by a broker or dealer, a supplemented prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

•	the names of such broker-dealers;
•	the number of shares involved;
•	the price at which such shares are being sold;
•	the commission paid or the discounts or concessions allowed to such broker-dealer;
•	where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and
•	other facts material to the transaction.

If the shares are sold through one or more underwriters, any underwriting compensation paid to underwriters or agents in connection with the sale and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable prospectus supplement. The offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The selling stockholders also may sell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed on for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters will be passed upon for the underwriters, if any, by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.